BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York, New York 10019

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

One Bryant Park

New York, New York 10036

July 23, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Matthew Crispino

Re:	Fleetmatics Group PLC
Form F-1 Registration Statement
File No. 333-189699

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Fleetmatics Group PLC (the “Company”) for acceleration of the effective date of the above-referenced registration statement so that it becomes effective at 4:00 p.m., Eastern time, on July 24, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 22, 2013, through the date hereof:

2130 copies to Underwriters, dealers, institutions and others.

The undersigned advise that they have complied and will continue to comply, and each Underwriter and dealer has advised the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Acting severally and on behalf of themselves and the several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory